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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 6)*
LOCKHEED MARTIN CORPORATION

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
539830109
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            539830109

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

U.S. Trust Company, National Association *ID#95-4311476
as Trustee for Lockheed Martin Corporation Defined Contribution Plan Master Trust

*	U.S. Trust Company, N.A. is a wholly owned subsidiary of U.S. Trust Corporation.
U.S. Trust Corporation is a wholly owned subsidiary of The Charles Schwab Corporation.
Each entity files reports completely separate and independent from the other.
No entity shares with any other entity any information and/or power with respect to either the voting and/or disposition of the securities reported by such entity.

(2)	Check the Appropriate Box if a Member (a) ☐
of a Group (See Instructions) (b) ☐

(3)	Sec Use Only

(4)	Citizenship or Place of Organization 515 S. Flower St. #2800 Los Angeles, CA 90071

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power

(6) Shared Voting Power 84,202,169

(7) Sole Dispositive Power

(8) Shared Dispositive Power 5,783,963

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,202,169

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 19%

(12)	Type of Reporting Person (See Instructions) BK

ITEM 1.

(a)	Name of Issuer
Lockheed Martin Corporation

(b)	Address of Issuer's Principal Executive Offices
6801 Rockledge Dr Bethesda, MD 20817

ITEM 2.

(a)	Name of Person Filing
U.S. Trust Company, National Association

(b)	Address of Principal Business Office or, if none, Residence
515 S. Flower St #2800 Los Angeles, CA 90071

(c)	Citizenship
California, USA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
539830109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
84,202,169

(b)	Percent of class:

19%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

84,202,169

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of
5,783,963

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION

        (a)    The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)    The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/02
Date

/s/ ANTHONY FABIAN
Signature

Anthony Fabian
Name/Title

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SIGNATURE